UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) December 20, 2007



Carnival Corporation	Carnival plc
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Republic of Panama	England and Wales
(State or other jurisdiction of incorporation)	(State or other jurisdiction of incorporation)
1-9610	1-15136
(Commission File Number)	(Commission File Number)
59-1562976	98-0357772
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)
3655 N.W. 87th Avenue Miami, Florida 33178-2428	Carnival House, 5 Gainsford Street, London SE1 2NE, United Kingdom
(Address of principal executive offices) (Zip Code)	(Address of principal executive offices) (Zip Code)
(305) 599-2600	011 44 20 7940 5381
(Registrant's telephone number, including area code)	(Registrant's telephone number, including area code)
None	None
(Former name or former address, if changed since last report.)	(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02   Results of Operations and Financial Condition.

On December 20, 2007 Carnival Corporation & plc issued a press release entitled "Carnival Corporation & plc Reports Fourth Quarter Results and Record Full Year Earnings." A copy of this press release is furnished as Exhibit 99.1 to this report. This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of either Carnival Corporation or Carnival plc, whether made before or after the date of this report, regardless of any general incorporation language in the filing.

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 Press release, dated December 20, 2007 (furnished pursuant to Item 2.02).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARNIVAL CORPORATION	**CARNIVAL PLC**
By: /s/Larry Freedman	By: /s/Larry Freedman
Name: Larry Freedman	Name: Larry Freedman
Title: Chief Accounting Officer and Vice President-Controller	Title: Chief Accounting Officer and Vice President-Controller
Date: December 20, 2007	Date: December 20, 2007

Exhibit 99.1

FOR IMMEDIATE RELEASE

CARNIVAL CORPORATION & PLC REPORTS FOURTH QUARTER RESULTS AND RECORD FULL YEAR EARNINGS

MIAMI (December 20, 2007) – Carnival Corporation & plc (NYSE/LSE: CCL; NYSE: CUK) reported net income for its fourth quarter ended November 30, 2007 of $358 million, or $0.44 diluted EPS, compared to net income of $416 million, or $0.51 diluted EPS, for the fourth quarter 2006. Revenues for the fourth quarter 2007 increased to $3.1 billion from $2.8 billion for the fourth quarter 2006.

The company reported record net income for the full year ended November 30, 2007 of $2.4 billion, or $2.95 diluted EPS, compared to net income of $2.3 billion, or $2.77 diluted EPS, for the prior year. Revenues for the full year 2007 increased to $13.0 billion from $11.8 billion for the prior year.

Carnival Corporation & plc Chairman and CEO Micky Arison said that fourth quarter results came in at the high end of the company's guidance as stronger pricing on close-in bookings was partially offset by higher than expected fuel costs.

"Our brands enjoyed strong yield growth in our fourth quarter as the continued recovery of Caribbean business led to higher yields for our North American brands while our European brands were bolstered by the stronger Euro and Sterling. However, continually rising fuel costs and the expected higher dry-dock costs held back our fourth quarter performance," Arison said.

Commenting on the full year results Arison noted, "Our European brands enjoyed another record year absorbing substantial new capacity and driving significant improvement in unit operating profit. Although operating performance for our North American brands was hampered by pricing pressure in the Caribbean early in the year, demand for Caribbean cruises strengthened considerably as the year progressed and we expect this trend to continue into 2008. Despite the continuing increases in fuel costs throughout the year, we still managed a six percent improvement in earnings over 2006."

Key metrics for the fourth quarter of 2007 were as follows:

- Net revenue yields (net revenue per available lower berth day) for Q4 2007 increased 4.9 percent (1.1 percent on a constant dollar basis) compared to the prior year. Gross revenue yields increased 4.4 percent compared to the prior year.

- Excluding fuel, net cruise cost per available lower berth day ("ALBD") for Q4 2007 increased 4.2 percent on a constant dollar basis compared to the prior year primarily due to the timing of dry-dock expenses and certain other expenses.

- Including fuel, net cruise costs per ALBD increased 12.4 percent (up 8.4 percent on a constant dollar basis) compared to the prior year. Gross cruise costs per ALBD increased 9.7 percent compared to the prior year.

- Fuel price increased 37 percent to $433 per metric ton for Q4 2007 compared to $315 per metric ton in the prior year, and was $9 million higher than the company's previous guidance of $421 per metric ton.

New Initiatives

During the fourth quarter, the company took delivery of one new ship, the 90,000-ton Queen Victoria marking the first time ever that Cunard has had three Queens in service. Last week, Cunard held a spectacular naming ceremony in Southampton, England to welcome Queen Victoria before setting off on her maiden voyage to Northern Europe. All three Queens will unite for the first and only time in a historic event to take place in New York Harbor on January 13, 2008.

Since the fourth quarter began, the company has ordered six new ships, five for its European brands and one for its North American brands. The company placed orders for two 114,200-ton cruise ships for Costa Cruises to be delivered in 2011 and 2012, and two 71,000-ton cruise ships for its AIDA Cruises brand scheduled to enter service in 2011 and 2012. The company announced the construction of Queen Elizabeth, a 92,000-ton vessel for its Cunard brand to enter service in 2010. It also exercised the option for a 32,000-ton ship for The Yachts of Seabourn to enter service in 2011.

The company also recently announced a significant increase in its presence in Asia. Encouraged by recent favorable trends, Costa will redeploy a second larger vessel to Asia beginning March 2009, more than doubling its capacity in the region.

2008 Outlook

Capacity for 2008 will increase by nine percent, primarily driven by five new ship deliveries to five of the company's brands during the year.

Advance bookings for the first half of 2008 are well ahead of last year in terms of both occupancy and pricing, on a cumulative basis. Advance bookings for the second half of 2008 are also shaping up in a similar fashion to the first half of the year, although it is still early in the booking process.

"Net revenue yields for our North American brands are seeing continued improvement based primarily on stronger pricing in the Caribbean. Our European brands are also performing well absorbing significant new capacity and continuing to benefit from the strong Euro and Sterling," Arison noted.

"While our North American brands will grow capacity at a moderate rate of three percent, our European brands will increase capacity by 22 percent next year, including the full year operation of our new Spanish cruise line, Ibero Cruises. As we grow our European brands, we will be able to achieve economies of scale which will have a favorable impact on our unit costs and profitability," he added.

For the full year 2008, the company expects a 4.5 to 5.5 percent improvement in net revenue yields assuming current Euro and Sterling exchange rates. On a constant dollar basis, net revenue yields are expected to increase 3 to 4 percent. Net cruise costs excluding fuel for the full year 2008 are expected to be flat to down slightly on a constant dollar basis. However, based on the forward curve higher fuel prices for full year 2008 are forecasted to increase fuel expense by $409 million compared to 2007 which will reduce earnings by $0.50 per share. Despite the significant increase in fuel prices the company expects full year 2008 earnings per share to be in the range of $3.10 to $3.30 versus the $2.95 recorded in full year 2007.

First Quarter 2008

For the first quarter of 2008, net revenue yields are expected to increase 6.5 to 7.5 percent (4 to 5 percent on a constant dollar basis) driven by the improvement in Caribbean pricing and the company's high seasonal exposure to Caribbean deployment. Net cruise costs excluding fuel for the first quarter 2008 are expected to increase approximately 2 percent on a constant dollar basis due to the timing of dry-dock and other expenses. Based on the forward curve, higher fuel prices for the first quarter 2008 are expected to increase fuel expense by $146 million compared to 2007 which will reduce earnings by $0.18 per share. As a result, the company expects earnings for the first quarter of 2008 to be in the range of $0.29 to $0.31 per share, down from $0.35 per share in 2007.

Selected Key Forecast Metrics:

	Full Year 2008		First Quarter 2008	
	Current Dollars	Constant Dollars	Current Dollars	Constant Dollars
Change in:				
Net revenue yields	4.5 to 5.5 %	3.0 to 4.0 %	6.5 to 7.5 %	4.0 to 5.0 %
Net cruise cost per ALBD	5.5 to 6.5 %	4.0 to 5.0 %	12.5 to 13.5 %	10.0 to 11.0 %

	Full Year 2008	First Quarter 2008
Fuel price per metric ton	$486	$484
Fuel consumption (metric tons in thousands)	3,270	798
Currency		
Euro	$1.44 to €1	$1.44 to €1
Sterling	$2.02 to £1	$2.02 to £1

The company has scheduled a conference call with analysts at 10:00 a.m. EST (15.00 London time) today to discuss its 2007 fourth quarter and full year earnings. This call can be listened to live, and additional information can be obtained, via Carnival Corporation & plc's Web site at www.carnivalcorp.com and www.carnivalplc.com.

Carnival Corporation & plc is the largest cruise vacation group in the world, with a portfolio of cruise brands in North America, Europe and Australia, comprised of Carnival Cruise Lines, Holland America Line, Princess Cruises, The Yachts of Seabourn, AIDA Cruises, Costa Cruises, Cunard Line, Ibero Cruises, Ocean Village, P&O Cruises and P&O Cruises Australia.

Together, these brands operate 85 ships totaling more than 158,000 lower berths with 22 new ships scheduled to enter service between April 2008 and May 2012. Carnival Corporation & plc also operates Holland America Tours and Princess Tours, the leading tour companies in Alaska and the Canadian Yukon. Traded on both the New York and London Stock Exchanges, Carnival Corporation & plc is the only group in the world to be included in both the S&P 500 and the FTSE 100 indices.

Cautionary note concerning factors that may affect future results

Some of the statements contained in this earnings release are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to Carnival Corporation & plc, including some statements concerning future results, outlook, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have tried, whenever possible, to identify these statements by using words like "will," "may," "believe," "expect," "anticipate," "forecast," "future," "intend," "plan," and "estimate" and similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause Carnival Corporation & plc's actual results, performance or achievements to differ materially from those expressed or implied in this earnings release. Forward-looking statements include those statements which may impact the forecasting of earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and/or tax costs, fuel costs, costs per available lower berth day, estimates of ship depreciable lives and residual values, outlook or business prospects. These factors include, but are not limited to, the following: general economic and business conditions that may adversely impact the levels of Carnival Corporation & plc's potential vacationers' discretionary income and this group's confidence in the U.S. and other economies and, consequently reduce Carnival Corporation & plc's cruise brands' net revenue yields; the international political climate, armed conflicts, terrorist attacks and threats thereof, availability and pricing of air service and other world events, and their impact on the demand for cruises; conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and over capacity offered by cruise ship and land-based vacation alternatives; accidents, adverse weather conditions or natural disasters, such as hurricanes and earthquakes and other incidents (including machinery and equipment failures or improper operation thereof) which could cause the alteration of itineraries or cancellation of a cruise or series of cruises, and the impact of the spread of contagious diseases, affecting the health, safety, security and/or vacation satisfaction of passengers; adverse publicity concerning the cruise industry in general, or Carnival Corporation & plc in particular, could impact the demand for Carnival Corporation & plc's cruises; lack of acceptance of new itineraries, products and services by Carnival Corporation & plc's guests; changing consumer preferences, which may, among other things, adversely impact the demand for cruises; the impact of changes in and compliance with laws and regulations relating to environmental, health, safety, security, tax and other regulatory regimes under which Carnival Corporation & plc operate, including the implementation of U.S. regulations requiring U.S. citizens to obtain passports for sea travel to or from additional foreign destinations; the impact of changes in operating and financing costs, including changes in foreign currency exchange rates and interest rates and fuel, food, insurance, payroll and security costs; the ability of Carnival Corporation & plc to implement its shipbuilding programs, including purchasing ships for our North American cruise brands from European shipyards on terms that are favorable or consistent with Carnival Corporation & plc's expectations; Carnival Corporation & plc's ability to implement its brand strategies and to continue to operate and expand its business internationally; Carnival Corporation & plc's future operating cash flow may not be sufficient to fund future obligations and Carnival Corporation & plc may not be able to obtain financing, if necessary, on terms that are favorable or consistent with its expectations; Carnival Corporation & plc's ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; continuing financial viability of Carnival Corporation & plc's travel agent distribution system and air service providers; the impact of Carnival Corporation & plc self-insuring against various risks and its inability to obtain insurance for certain risks at reasonable rates; disruptions and other impairments to Carnival Corporation & plc's information technology networks; lack of continued availability of attractive port destinations; risks associated with the DLC structure, including the uncertainty of its tax status; the impact of pending or threatened litigation; and Carnival Corporation & plc's ability to successfully implement cost reduction plans. Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, Carnival Corporation & plc expressly disclaim any obligation to disseminate, after the date of this release, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

MEDIA CONTACTS
US
Carnival Corporation & plc
Tim Gallagher
1 305 599 2600, ext. 16000

UK
Brunswick Group
Sophie Fitton/Sophie Brand
44 (0) 20 7404 5959

INVESTOR RELATIONS CONTACT
US/UK
Carnival Corporation & plc
Beth Roberts
1 305 406 4832

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended November 30,		Twelve Months Ended November 30,	
	2007	**2006**	**2007**	**2006**
	(in millions, except per share data)			
Revenues				
Cruise				
Passenger tickets	$ 2,355	$ 2,079	$ 9,792	$ 8,903
Onboard and other	726	666	2,846	2,514
Other	43	64	395	422
	3,124	2,809	13,033	11,839
Costs and Expenses				
Operating				
Cruise				
Commissions, transportation and other	448	398	1,941	1,749
Onboard and other	129	127	495	453
Payroll and related	360	304	1,336 (1)	1,158
Fuel	334	228	1,096	935
Food	191	165	747	644
Other ship operating	488	403	1,717	1,538
Other	35	55	296	314
Total	1,985	1,680	7,628	6,791
Selling and administrative	426	392	1,579	1,447
Depreciation and amortization	290	261	1,101	988
	2,701	2,333	10,308	9,226
Operating Income	423	476	2,725	2,613
Nonoperating (Expense) Income				
Interest income	20	8	67	25
Interest expense, net of capitalized interest	(94)	(80)	(367)	(312)
Other (expense) income, net	(1)	9	(1)	(8)
	(75)	(63)	(301)	(295)
Income Before Income Taxes	348	413	2,424	2,318
Income Tax Benefit (Expense), Net	10	3	(16)	(39)
Net Income	$ 358	$ 416	$ 2,408	$ 2,279
Earnings Per Share				
Basic	$ 0.45	$ 0.53	$ 3.04	$ 2.85
Diluted	$ 0.44	$ 0.51	$ 2.95	$ 2.77
Dividends Per Share	$ 0.40	$ 0.275	$ 1.375	$ 1.025
Weighted-Average Shares Outstanding – Basic	790	793	793	801
Weighted-Average Shares Outstanding – Diluted	825	828	828	836

(1) Includes a $20 million expense related to the British Merchant Navy Officers Pension Fund contribution.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS

	November 30,	
	2007	**2006**
	(in millions, except par values)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 943	$ 1,163
Trade and other receivables, net	436	280
Inventories	331	263
Prepaid expenses and other	266	289
Total current assets	1,976	1,995
Property and Equipment, Net	26,639	23,458
Goodwill	3,610	3,313
Trademarks	1,393	1,321
Other Assets	563	465
	$ 34,181	$ 30,552
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term borrowings	$ 115	$ 438
Current portion of long-term debt	1,028	1,054
Convertible debt subject to current put options	1,396	
Accounts payable	561	438
Accrued liabilities and other	1,353	1,149
Customer deposits	2,807	2,336
Total current liabilities	7,260	5,415
Long-Term Debt	6,313	6,355
Other Long-Term Liabilities and Deferred Income	645	572
Shareholders' Equity		
Common stock of Carnival Corporation; $0.01 par value; 1,960 shares authorized; 643 shares at 2007 and 641 shares at 2006 issued	6	6
Ordinary shares of Carnival plc; $1.66 par value; 226 shares authorized; 213 shares at 2007 and 2006 issued	354	354
Additional paid-in capital	7,599	7,479
Retained earnings	12,921	11,600
Accumulated other comprehensive income	1,296	661
Treasury stock; 19 shares at 2007 and 18 shares at 2006 of Carnival Corporation and 50 shares at 2007 and 42 shares at 2006 of Carnival plc, at cost	(2,213)	(1,890)
Total shareholders' equity	19,963	18,210
	$ 34,181	$ 30,552

CARNIVAL CORPORATION & PLC
SELECTED INFORMATION

	Three Months Ended November 30, 2007	Three Months Ended November 30, 2006	Twelve Months Ended November 30, 2007	Twelve Months Ended November 30, 2006	
	(in millions, except statistical information)				
STATISTICAL INFORMATION					
Passengers carried (in thousands)	1,888	1,748	7,672	7,008	(1)
Occupancy percentage	103.2%	103.4%	105.6%	106.0%	(2)
Fuel cost per metric ton (3)	$ 433	$ 315	$ 361	$ 334	
CASH FLOW INFORMATION					
Cash from operations	$ 857	$ 805	$ 4,069	$ 3,633	
Capital expenditures	$ 936	$ 298	$ 3,312	$ 2,480	
Dividends paid	$ 277	$ 198	$ 990	$ 803	
SEGMENT INFORMATION					
Revenues					
Cruise	$ 3,081	$ 2,745	$ 12,638	$ 11,417	
Other	85	83	553	533	
Intersegment elimination	(42)	(19)	(158)	(111)	
	$ 3,124	$ 2,809	$ 13,033	$ 11,839	
Operating expenses					
Cruise	$ 1,950	$ 1,625	$ 7,332	$ 6,477	
Other	77	74	454	425	
Intersegment elimination	(42)	(19)	(158)	(111)	
	$ 1,985	$ 1,680	$ 7,628	$ 6,791	
Selling and administrative expenses					
Cruise	$ 418	$ 383	$ 1,547	$ 1,405	
Other	8	9	32	42	
	$ 426	$ 392	$ 1,579	$ 1,447	
Depreciation and amortization					
Cruise	$ 280	$ 252	$ 1,065	$ 954	
Other	10	9	36	34	
	$ 290	$ 261	$ 1,101	$ 988	
Operating income (loss)					
Cruise	$ 433	$ 485	$ 2,694	$ 2,581	
Other	(10)	(9)	31	32	
	$ 423	$ 476	$ 2,725	$ 2,613	

(1) Passengers carried in first quarter of 2006 does not include any passengers for the three ships chartered to the Military Sealift Command in connection with the Hurricane Katrina relief efforts.
(2) Occupancy percentage in first quarter of 2006 includes the three ships chartered to the Military Sealift Command at 100% occupancy.
(3) Fuel cost per metric ton is calculated by dividing the cost of our fuel by the number of metric tons consumed.

CARNIVAL CORPORATION & PLC
NON-GAAP FINANCIAL MEASURES

Gross and net revenue yields were computed by dividing the gross or net revenues, without rounding, by ALBDs as follows:

	Three Months Ended November 30,		Twelve Months Ended November 30,	
	2007	**2006**	**2007**	**2006**
	(in millions, except ALBDs and yields)			
Cruise revenues				
Passenger tickets	$ 2,355	$ 2,079	$ 9,792	$ 8,903
Onboard and other	726	666	2,846	2,514
Gross cruise revenues	3,081	2,745	12,638	11,417
Less cruise costs				
Commissions, transportation and other	(448)	(398)	(1,941)	(1,749)
Onboard and other	(129)	(127)	(495)	(453)
Net cruise revenues (1)	$ 2,504	$ 2,220	$ 10,202	$ 9,215
ALBDs (2)	13,794,846	12,828,609	54,132,927	49,945,184
Gross revenue yields (1)	$ 223.42	$ 213.96	$ 233.47	$ 228.58
Net revenue yields (1)	$ 181.61	$ 173.09	$ 188.48	$ 184.50

Gross and net cruise costs per ALBD were computed by dividing the gross or net cruise costs, without rounding, by ALBDs as follows:

	Three Months Ended November 30,		Twelve Months Ended November 30,	
	2007	**2006**	**2007**	**2006**
	(in millions, except ALBDs and costs per ALBD)			
Cruise operating expenses	$ 1,950	$ 1,625	$ 7,332	$ 6,477
Cruise selling and administrative expenses	418	383	1,547	1,405
Gross cruise costs	2,368	2,008	8,879	7,882
Less cruise costs included in net cruise revenues				
Commissions, transportation and other	(448)	(398)	(1,941)	(1,749)
Onboard and other	(129)	(127)	(495)	(453)
Net cruise costs (1)	$ 1,791	$ 1,483	$ 6,443	$ 5,680
ALBDs (2)	13,794,846	12,828,609	54,132,927	49,945,184
Gross cruise costs per ALBD (1)	$ 171.69	$ 156.44	$ 164.02	$ 157.81
Net cruise costs per ALBD (1)	$ 129.88	$ 115.57	$ 119.03	$ 113.73

NOTES TO NON-GAAP FINANCIAL MEASURES

(1) We use net cruise revenues per ALBD ("net revenue yields") and net cruise costs per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. We believe that net revenue yields are commonly used in the cruise industry to measure a company's cruise segment revenue performance. This measure is also used for revenue management purposes. In calculating net revenue yields, we use "net cruise revenues" rather than "gross cruise revenues." We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned by us net of our most significant variable costs, which are travel agent commissions, cost of air transportation and certain other variable direct costs associated with onboard and other revenues. Substantially all of our remaining cruise costs are largely fixed once our ship capacity levels have been determined, except for the impact of changing prices.

Net cruise costs per ALBD is the most significant measure we use to monitor our ability to control our cruise segment costs rather than gross cruise costs per ALBD. In calculating net cruise costs, we exclude the same variable costs that are included in the calculation of net cruise revenues. This is done to avoid duplicating these variable costs in these two non-GAAP financial measures.

We have not provided estimates of future gross revenue yields or future gross cruise costs per ALBD because the reconciliations of forecasted net cruise revenues to forecasted gross cruise revenues or forecasted net cruise costs to forecasted cruise operating expenses would require us to forecast, with reasonable accuracy, the amount of air and other transportation costs that our forecasted cruise passengers would elect to purchase from us (the "air/sea mix"). Since the forecasting of future air/sea mix involves several significant variables that are relatively difficult to forecast and the revenues from the sale of air and other transportation approximate the costs of providing that transportation, management focuses primarily on forecasts of net cruise revenues and costs rather than gross cruise revenues and costs. This does not impact, in any material respect, our ability to forecast our future results, as any variation in the air/sea mix has no material impact on our forecasted net cruise revenues or forecasted net cruise costs. As such, management does not believe that this reconciling information would be meaningful.

In addition, because a significant portion of Carnival Corporation & plc's operations utilize the Euro or Sterling to measure their results and financial condition, the translation of those operations to our U.S. dollar reporting currency results in increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies, and decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies. Accordingly, we also monitor these two non-GAAP financial measures assuming the current period currency exchange rates have remained constant with the prior year's comparable period rates, or on a "constant dollar basis," in order to remove the impact of changes in exchange rates on our non-U.S. dollar cruise operations. We believe that this is a useful measure indicating the actual growth of our operations in a fluctuating currency exchange rate environment. On a constant dollar basis, net cruise revenues and net cruise costs would be $2.41 billion and $1.73 billion for the three months ended November 30, 2007 and $9.92 billion and $6.26 billion for the twelve months ended November 30, 2007, respectively. On a constant dollar basis, gross cruise revenues and gross cruise costs would be $2.97 billion and $2.28 billion for the three months ended November 30, 2007 and $12.27 billion and $8.62 billion for the twelve months ended November 30, 2007, respectively. In addition, our non-U.S. dollar cruise operations' depreciation and net interest expense were impacted by the changes in exchange rates for the three and twelve months ended November 30, 2007, compared to the prior year's comparable periods.

(2) Available lower berth days ("ALBDs") is a standard measure of passenger capacity for the period. It assumes that each cabin we offer for sale accommodates two passengers. ALBDs are computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

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